80
3/22/04

04003912

) STATES
CHANGE COMMISSION
Washington, D.C. 20549

VF 3-17-04

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TripleTree, LLC

(No. and Street)

7601 France Avenue South, Suite 150 Edina, MN 55435

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Henderson (952) 253-5300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Silverman Olson Thorvilson & Kaufmann, LTD

(Name – *if individual, state last, first, middle name*)

920 Second Avenue South, Suite 1550 Minneapolis, MN 55402

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

03

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYNN D. ROWLEY
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLETREE, LLC

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2003 and 2002

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2003 and 2002

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA
Timothy M. Baranick, CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statements of financial condition of TripleTree, LLC as of December 31, 2003 and 2002, and the related statements of income (loss), changes in members' equity (deficit), changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TripleTree, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

January 22, 2004

TRIPLETREE, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS	**2003**	**2002**
Cash	$ 627,435	$ 101,780
Accounts receivables, net of allowance for doubtful accounts of $7,500 and $3,000, respectively	57,507	35,113
Employee receivables	-	787
Prepaid expenses	15,744	12,355
Property and equipment, net (Note 2)	116,003	132,820
Other assets	1,450	691
Total assets	$ 818,139	$ 283,546
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Liabilities:		
Note payable, bank (Note 3)	$ -	$ 10,000
Accounts payable	998	30,283
Preferred distribution payable (Note 5)	100,000	-
Accrued expenses	45,701	39,716
Subordinated notes payable, related parties (Note 4)	250,000	250,000
Total liabilities	396,699	329,999
Commitments and contingencies (Note 7)	-	-
Members' equity (deficit) (Note 5)	421,440	(46,453)
Total liabilities and members' equity (deficit)	$ 818,139	$ 283,546

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF INCOME (LOSS)

For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Investment banking fees	$ 2,583,120	$ 885,043
Interest	4,422	1,850
Other income	-	5,770
Total revenues	2,587,542	892,663
Expenses:		
Compensation, benefits and payroll taxes	1,308,332	1,143,888
Marketing	105,231	136,942
Interest	17,546	9,256
Overhead and administrative expenses	528,540	515,255
Total expenses	1,959,649	1,805,341
Net income (loss)	627,893	(912,678)
Preferential distribution to preferred members (Note 5)	100,000	-
Net income (loss) to common members	$ 527,893	$(912,678)

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2003 and 2002

December 31, 2001 balance	$ 881,137
Net loss	(912,678)
Class A unit redemption (Note 5)	(201,012)
Purchase of Class A common units (Note 5)	226,100
Capital contribution (Note 5)	60,000
Distributions to common members (Note 5)	(100,000)
December 31, 2002 balance	(46,453)
Net income	627,893
Preferential distribution to members (Note 5)	(100,000)
Return of capital (Note 5)	(60,000)
December 31, 2003 balance	$ 421,440

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Subordinated borrowings at December 31	$ 250,000	$ -
Issuance of subordinated notes payable (Note 4)	-	250,000
Subordinated borrowings at December 31	$ 250,000	$ 250,000

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 627,893	$(912,678)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	54,717	67,460
Loss on disposal of property and equipment	3,701	-
Decrease (increase) in assets:		
Accounts receivables	(22,394)	16,524
Employee receivables	787	215
Prepaid expense	(3,389)	3,710
Other assets	(759)	10,458
Increase (decrease) in liabilities:		
Accounts payable	(29,285)	1,283
Accrued expenses	5,985	(36,152)
Net cash provided by (used in) operating activities	637,256	(849,180)
Cash flows from investing activities:		
Purchase of property and equipment	(41,601)	(20,040)
Net cash used in investing activities	(41,601)	(20,040)
Cash flows from financing activities:		
Preferential distribution to preferred members	-	(50,000)
Increase (decrease) in notes payable - bank	(10,000)	10,000
Distributions	(60,000)	(100,000)
Capital contributions	-	286,100
Redemption of common units	-	(201,012)
Proceeds from the issuance of subordinated notes payable	-	250,000
Net cash provided by (used in) financing activities	(70,000)	195,088
Increase (decrease) in cash	525,655	(674,132)
Cash - beginning of year	101,780	775,912
Cash - end of year	$ 627,435	$ 101,780
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 23,875	$ 2,927

Supplemental disclosures of non-cash transactions:

During 2003, the Company declared preferred unit distributions aggregating $100,000 (Note 5) which are reflected on the accompany balance sheet as preferred distribution payable.

See accompanying notes to financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC (the "Company") was organized on January 13, 1997 in accordance with Chapter 322B of the Minnesota statutes relating to limited liability companies. Pursuant to the articles of organization, the Company will exist for a thirty year period, expiring January 13, 2027. The Company provides investment banking consulting services to clients in the information technology and health care industries located throughout the United States and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company's corporate offices are located in Minneapolis, Minnesota.

Reserve Requirements:

The Company is exempt from preparing the computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information related to the Possession or Control Requirements under that Rule.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits (Note 6). The Company believes it has its cash deposits at a high quality financial institution. The Company believes no significant credit risk exists with respect to these deposits.

Accounts receivable arise from the Company providing investment banking services to its clients located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees (Note 6) and generally does not require any collateral from its customers. At December 31, 2003 and 2002, 76.6% and 77.8%, respectively, of accounts receivable were due from two and five customers, respectively.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. As of December 31, 2003 and 2002, accounts receivable so specified as past due aggregated $7,500 and $3,000, respectively. If circumstances change, the Company's estimates of the collectibility of amounts due could be reduced by a material amount.

Trade accounts receivable serve as collateral for the Company's line of credit (Note 3).

Note 1: Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using straight-line and accelerated methods and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Revenue Recognition:

The Company typically earns and records monthly fees in connection with investment banking and consulting engagements. The Company also receives success fees on its investment banking engagements that are earned and recorded upon the successful closing of each transaction and at such time the fee is reasonably determinable.

Income Taxes:

The Company is a Minnesota limited liability company. Taxable income or loss of the Company is allocated in accordance with the general provisions of the member control agreement. The Company has chosen to be taxed as partnership, accordingly, no tax liability or benefit is presented on these financial statements, as the tax attributes will be allocated directly to the members.

Guaranteed Payments to Members:

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather that as capital distributions.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2: Property and Equipment

Property and equipment consisted of the following at December 31:

	2003	2002	Estimated Useful Lives In Years
Office furniture and equipment	$ 207,529	$ 206,470	7
Computer equipment	79,081	61,805	3-5
Leasehold improvements	82,357	82,357	5
Total property and equipment	368,967	350,632	
Less accumulated depreciation	252,964	217,812	
Property and equipment, net	$ 116,003	$ 132,820	

Depreciation expense was $54,717 and $67,460 for 2003 and 2002, respectively.

Note 3: Note Payable Bank

The Company has a $250,000 discretionary line of credit, all of which was unused as of December 31, 2003. The line of credit bears interest at a variable rate (5.25% at December 31, 2003), is collateralized by substantially all corporate assets and is guaranteed by two officers/members of the Company. The line of credit expires in April 2004.

At December 31, 2002, the Company had outstanding short-term borrowings of $10,000 under a similar revolving line of credit agreement.

Note 4: Subordinated Notes Payable, Related Parties

In September 2002, the Company entered into two subordinated notes payable aggregating $250,000 with two of its officer/members. The notes accrue interest at 7%, payable quarterly, and are subordinated to the claims of all other present or future creditors of the Company. The subordinated notes payable are available in computing net capital under the SEC's uniform net capital rule. The loans mature September 2005; however, to the extent that such borrowings are required for the Company's continued compliance with certain minimum net capital requirements, they may not be repaid. In addition, the loan agreements provide for restrictions on the amount of equity that can be withdrawn from the Company during the term of the agreements.

During the year ended December 31, 2003 and 2002, the Company incurred $17,500 and $6,329, respectively, of interest related to these notes. At December 31, 2003 and 2002, there was $0 and $6,329, respectively, of accrued interest reflected in accrued expenses on the accompanying balance sheet.

Future maturities of the subordinated notes were as follows at December 31:

2004	$ -
2005	$ 250,000

Note 5: Members' Equity (Deficit)

The Company's articles of organization require that each ownership unit have the same financial and governance rights; however, the Board of Governors can establish or designate more than one class of units as well as the relative rights and preferences of each such class of units.

As of December 31, 2003 and 2002, the Company had authorized an aggregate of 30,000,000 units with 10,000,000 units authorized for each unit class (Voting Class A, Non-Voting Class B and Preferred). Issued outstanding units were as follows:

	Units		
	Voting Class A Common	Non-Voting Class B Common	Preferred Units
December 31, 2003	2,500,000	2,000,000	500,000
December 31, 2002	2,500,000	2,000,000	500,000

Class A and B Common Units:

Class A common units have voting rights whereas Class B common units do not have voting rights.

In 2003 and 2002, the Company had a mandatory distribution policy whereby 80% of the Company's taxable income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution could be modified or forgone. In 2003 and 2002, $0 and $100,000, respectively, was distributed to common unit holders.

Class A Common Unit Redemption and Purchase:

During 2002, the Company redeemed an aggregate of 1,150,000 of Class A common units from two members for a total of $201,012. Subsequently, the Company resold the shares for $226,100 to two officer/members.

Capital Contribution:

During 2002, an officer/member contributed cash of $60,000 to the Company.

Return of Capital:

During 2003, $60,000 of capital was withdrawn from the Company by an officer/member.

Preferred Units:

Preferred units have voting rights and are convertible, at the option of the holder, into Class A common units at any time. Each preferred unit will automatically convert into one Class A common unit on December 31, 2008 or upon an initial public offering of units by the Company or its successor. Preferred units accrue a cumulative annual preferred return distribution of $.10 per unit.

Note 5: Members' Equity (Deficit) (Continued)

Preferred Units (Continued):

During 2002, the Company did not declare any preferred unit distributions therefore distributions in arrears aggregated $50,000 at December 31, 2002. During 2003, the Company declared preferred unit distributions of $100,000, representing $50,000 of 2003 preferred unit distributions and $50,000 of 2002 preferred distributions that were in arrears at December 31, 2002. As of December 31, 2003, these distributions are reflected as preferred distributions payable on the accompanying balance sheet.

Preferred units do not participate in any distributions of the Company other than the preferred distribution as described above and a preferential distribution at liquidation of the Company.

The Company's member control agreement provides that preferred returns are treated as guaranteed payments within the meaning of Section 707(c) of the Internal Revenue Code (IRC). Otherwise, all income, profits, gains, losses, and tax credits will be allocated to the holders of the common units for income tax and financial accounting purposes based on the same manner as distributions were allocated.

Note 6: Commitments and Contingencies

Operating Leases:

The Company leases office space in Minnesota and California (Note 8) under non-cancelable operating leases. Pursuant to the leases, the Company is required to pay a monthly base rent plus a pro-rata share of operating expenses and real estate taxes. The Minnesota lease expires October, 2004 and has a renewal option for an additional five years. The California lease expires June 2004 and has a renewal option for an additional six months.

Operating Leases:

The future minimum payments required on these leases is as follows for the years ending December 31:

	Minnesota Lease	California Lease	Total
2004	$ 95,330	$ 6,900	$ 102,230

Total rent expense aggregated approximately $204,600 and $205,900 for 2003 and 2002, respectively.

Note 6: Commitments and Contingencies (Continued)

401(k) Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering all employees who meet certain eligibility requirements. Participant contributions are made through elective deferrals of compensation up to a maximum percentage allowable by statute. Participants vest immediately in their own contributions. The Company may provide matching and profit sharing contributions at the discretion of management. The Participants become vested in the Company's contributions after three years of service. Company contributions for the years ended December 31, 2003 and 2002 were $30,831 and $0, respectively. The 2003 contribution is included in accrued expenses on the accompanying balance sheet.

Financial Instruments:

At December 31, 2003, the Company had deposits in excess of federally insured amounts aggregating $588,101 at a financial institution.

Significant Customers:

During 2003, the Company had sales to three significant customers which represented 69.1% of investment banking fees. There were no accounts receivable relating to these customers at December 31, 2003.

During 2002, the Company had sales to four significant customers, which represented 64.2% of investment banking fees. There were no accounts receivable relating to these customers at December 31, 2002.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $480,736, which was $470,956 in excess of its required net capital of $9,780. The Company's ratio of aggregate indebtedness to net capital was .31 to 1 at December 31, 2003.

Note 8: Subsequent Event

In January 2004, the Company opened a branch office located in San Diego, California.

SUPPLEMENTARY INFORMATION

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA
Timothy M. Baranick, CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying financial statements of TripleTree, LLC as of and for the year ended December 31, 2003 and have issued our report thereon dated January 22, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

January 22, 2004

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA
Timothy M. Baranick, CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
TripleTree, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements of TripleTree, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Governors
TripleTree, LLC
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the control procedures that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives, except as noted above.

This report is intended solely for the information of the Board of Governors, management, the SEC, the Company's designated self-regulatory organization and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

January 22, 2004